4-1-02

02030001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 2 2002
080

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

JAZZTEL P.L.C.
(Translation of registrant's name into English)

c/o Jazz Telecom, S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas, Madrid, Spain
(Address of principal executive offices)

PROCESSED
APR 17 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MATERIAL DISCLOSURE

Attached as Exhibit 1 is a copy of a notice that the Registrant made available relating its status as a Passive Foreign Investment Company ("PFIC").

This information is incorporated by reference into the prospectus relating to the Registration Statement on Form F-3 (No. 333-13034) and Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 (No. 333-12024), filed by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAZZTEL P.L.C.
(Registrant)

Date: April 2, 2002

By: ______________________
Jose Manuel de Carlos
Chief Legal Counsel

EXHIBIT 1

JAZZTEL P.L.C.

NOTICE TO HOLDERS OF JAZZTEL P.L.C. ORDINARY SHARES OR AMERICAN DEPOSITORY SHARES REPRESENTING ORDINARY SHARES WHO ARE INCOME TAX RESIDENTS OF THE UNITED STATES

Re: Passive Foreign Investment Company ("PFIC") Considerations

Jazztel p.l.c., a public limited company organized under the laws of England and Wales (the "Company"), hereby makes certain information available to those of its shareholders and holders of ADSs issued in respect of its ordinary shares whom are residents of the United States for U.S. federal income tax purposes. The information set forth on Exhibit A, the Annual Information Statement, relates to the Company's taxable year ended December 31, 2001.

PFIC Considerations

Section 1297(f)(1) of the United Sates Internal Revenue Code provides that a publicly-traded company must apply the passive foreign investment company (a "PFIC") asset test using the fair market value of its assets, not the adjusted book value of its assets. The legislative history to the PFIC rules provides that in applying the PFIC asset test, the total value of a publicly-traded company's assets "generally" will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities (the "general rule"). There are, however, no regulations or other guidance which defines when this general rule applies and when it does not apply, and how it applies in particular circumstances.

If the general rule were applied to determine the value of Jazztel p.l.c.'s gross assets using the publicly-traded price for Jazztel p.l.c.'s publicly-traded debt (instead of a different measure of value), Jazztel p.l.c. believes that it would likely be a PFIC for its taxable year ended December 31, 2001. If, however, the general rule were applied using the stated principal amount of Jazztel p.l.c.'s publicly-traded debt (or some other measure of value) because, for among other reasons, the full stated principal amount of the debt affects the value of Jazztel p.l.c.'s market capitalization, Jazztel p.l.c. believes that it would not be a PFIC for its taxable year ended December 31, 2001. No assurances can be given, however, that the U.S. Internal Revenue Service or a court would permit Jazztel p.l.c. to utilize a value for its publicly-traded debt other than the publicly-traded price for purposes of the PFIC asset test. In addition, no assurances can be given that Jazztel p.l.c. will not be a PFIC in 2002 or any subsequent taxable year. If Jazztel p.l.c. is or becomes a PFIC in any taxable year in your holding period, it generally will remain a PFIC for all subsequent taxable years with respect to you if you do not make a timely QEF ("qualifying electing fund") election. **Accordingly, the Company strongly urges you to consult with your own tax advisor as to whether or not a position could be taken on your U.S. tax returns that the Company was not a PFIC for its taxable year ended December 31, 2001.**

If Jazztel p.l.c. were a PFIC and you did not make a timely and effective QEF election (described below) or mark-to-market election (described below):

(a) Any distribution made by Jazztel p.l.c. during a taxable year to you with respect to the ordinary shares or ADSs that is an "excess distribution" (defined generally as the excess of the amount received with respect to the ordinary shares or ADSs in any taxable year over 125 percent of the average amount received in the three previous taxable years or, if shorter, your holding period before the taxable year) must be allocated ratably to each day of your holding period. The amount allocated to the current taxable year will be included as ordinary income for that year. The amount allocated to each prior PFIC year generally will be taxed as ordinary income at the highest rate in effect for you in that prior year and such tax will be subject to an interest charge at the rate applicable to income tax deficiencies as if it were overdue with respect to such prior year.

(b) The entire amount of any gain realized upon the sale or other disposition of an ordinary share or ADS that is held during more than one taxable year (generally including any disposition that would otherwise be tax-free and the use of an ordinary share or ADS as security for an obligation) will be treated as an excess distribution made in the year of sale or other disposition and, as a consequence, will be treated as ordinary income (rather than capital gain), and to the extent allocated to PFIC years prior to the year of sale or other disposition, will be subject to the interest charge described above.

(c) Under proposed Treasury Regulations, if an individual U.S. Holder becomes a nonresident alien (within the meaning of Section 7701(b) of the Code) for U.S. federal income tax purposes, the U.S. Holder will be treated as having disposed of the ordinary shares or ADSs for purposes of the PFIC rules on the last day that the holder was a U.S. Holder and, consequently, would be subject to the rules described in paragraph (b) above. In addition, the estate of an individual U.S. Holder who dies while owning ordinary shares or ADSs will not be eligible to step-up the tax basis of such ordinary shares or ADSs.

(d) If Jazztel p.l.c. were a PFIC, you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to the shares or ADSs and any gain realized on the sale or other disposition of ordinary shares or ADSs.

If Jazztel p.l.c. is classified as a PFIC, you can avoid the unfavorable consequences of the PFIC rules discussed above by making a timely and effective election to treat Jazztel p.l.c. as a "qualified electing fund" (a "QEF election"). A QEF election is effective only if certain required information is made available by Jazztel p.l.c. Jazztel p.l.c. will comply with the QEF information requirements for its taxable year ended December 31, 2001 and, at the request of a U.S. Holder of an ordinary

5

share or ADS, will provide to such U.S. Holder information needed for the U.S. Holder to determine the U.S. federal income tax consequences (discussed below) resulting from this election. A QEF election will be timely made for 2001 if it is attached to a U.S. Holder's timely filed (including extensions) U.S. federal income tax return for the year ended December 31, 2001.

If Jazztel p.l.c. is a PFIC for its taxable year ended December 31, 2001, the effect of a timely made QEF election for 2001 is that the electing U.S. Holder becomes currently taxable on its pro rata share of Jazztel p.l.c.'s ordinary earnings and net capital gains (for individuals, at ordinary income and capital gains tax rates, respectively) for 2001 and each subsequent taxable year in which Jazztel p.l.c. is a PFIC, regardless of whether or not there are corresponding cash distributions. A U.S. Holder who makes a timely QEF election effective for 2001 will not be taxable currently in any year in which Jazztel p.l.c. is not a PFIC. If Jazztel p.l.c. is a PFIC for its taxable year ended December 31, 2001 but a U.S. Holder whose holding period in Jazztel p.l.c. ordinary shares or ADSs begins in or before 2001 does not make a timely QEF election for 2001 and instead makes a QEF election which is effective beginning in a subsequent taxable year, the electing U.S. Holder will be currently taxable on its pro rata share of Jazztel p.l.c.'s ordinary earnings and net capital gains (for individuals, at ordinary income and capital gains tax rates, respectively) in such subsequent taxable year and each future taxable year, whether or not Jazztel p.l.c. is a PFIC in such taxable year and whether or not there are corresponding cash distributions. Jazztel p.l.c.'s losses in a year do not, however, pass through to such electing U.S. Holder and may not be carried back or forward in computing Jazztel p.l.c.'s ordinary earnings or net capital gains in other years.

Jazztel p.l.c. did not have ordinary income or net capital gains (within the meaning of the QEF rules and computed using U.S. tax principles) for its taxable year ended December 31, 2001. It is unclear, however, whether Jazztel p.l.c. will have ordinary income or net capital gains in any future year. If, for example, the Company repurchases its outstanding publicly-traded debt in 2002 or a subsequent year at a price which is less than the debt's face amount, such repurchase could result in Jazztel p.l.c. recognizing net positive ordinary income in such year.

U.S. Holders are strongly urged to consult their own tax advisors regarding (x) the advisability of making a QEF election and the timeliness and effectiveness of such an election, (y) whether a QEF "Protective Statement" should be filed pursuant to Treas. Reg. § 1.1295-3(b) and/or (z) whether a retroactive QEF election could otherwise be made pursuant to Treas. Reg. § 1.1295-3.

A U.S. Holder of PFIC stock that is "marketable stock" (generally defined to include stock that is regularly traded on a national securities exchange which is registered with the Securities and Exchange Commission) could elect to mark-to-market such stock on an annual basis. The ADSs are "marketable stock," and therefore, a mark-to-market election is available to a U.S. Holder of ADSs. Under recently finalized Treasury Regulations the ordinary shares should also qualify as "marketable stock." A U.S. Holder that makes an effective mark-to-market election is required to recognize as ordinary income each year an amount equal to the excess of the fair market value of the ADSs or ordinary shares at the close of each tax year over such U.S. Holder's adjusted tax basis in the ADSs or ordinary shares. If the fair market value of the ADSs or ordinary shares had depreciated below the adjusted tax basis of the ADSs or ordinary shares at the close of the tax year, U.S. Holders generally may deduct as an ordinary loss the excess of the adjusted basis of the ADSs or ordinary shares over its fair market value at that time. Such deductions, however, generally are limited to the net mark-to-market gains, if any, that the U.S. Holder included in income with respect to such ADSs or ordinary shares in prior years. Any gain or loss on the disposition of ADSs or ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. If the mark-to-market election were made, then the PFIC rules set forth above would not apply for the periods covered by the election. U.S. Holders should consult their own tax advisors concerning the availability and advisability of making a mark-to-market election with respect to the ADSs or ordinary shares.

Prospective investors are urged to consult their own tax advisors regarding the potential tax consequences arising from a QEF election and the ownership and disposition (directly or indirectly) of an interest in a PFIC.

Any inquiries you may have with respect to this Notice, or requests for additional copies of the Notice, should be directed to Jose Manuel de Carlos, Chief Legal Officer, Jazztel p.l.c. at +34-91-291-7200.

Very truly yours

JAZZTEL P.L.C.

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Exhibit A

Annual Information Statement

The following information makes up your Annual Information Statement for your use in preparing your United States tax returns:

1. The Company's taxable year began January 1, 2001 and ended December 31, 2001 (the "Taxable Year 2001").
2. The Company had the following shares of stock outstanding during the Taxable Year 2001:

   - At 12/31/00: approx. 58.99M
   - At 3/31/01: approx. 59.52M
   - At 6/30/01: approx. 59.68M
   - At 9/30/01: approx. 59.74M
   - At 12/31/01: approx. 59.77M

3. During the Company's Taxable Year 2001, the Company did not distribute or deem to distribute any cash or other property.
4. The Company's ordinary earnings for the Taxable Year 2001 was $0.
5. The Company's net capital gain for the Taxable Year 2001 was $0.
6. The Company's legal address is 2 Astrop Mews, Hammersmith, W6 7HR, London, England.
7. We confirm that the Company will permit you to inspect and copy its permanent books of account, records and other records maintained by the Company to establish that the Company's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles, and to verify these amounts and your pro rata share thereof.

Any inquiries you may have with respect to this Annual Information Statement, or requests for additional copies of this Annual Information Statement, should be directed to Jose Manuel de Carlos, Chief Legal Officer, Jazztel p.l.c. at +34-91-291-7200.

Very truly yours

JAZZTEL P.L.C.